

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2010

Via Facsimile (212) 259-7407 and U.S. Mail

Morton A. Pierce, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

> **Re: The Talbots, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 1, 2010**
> **File No. 333-165111**
>
> **BPW Acquisition Corporation**
> **Schedule TO-T filed March 1, 2010, by The Talbots, Inc.**
> **SEC File No. 005-83864**

Dear Mr. Pierce:

We have reviewed your filings and have the following comments. Note that our review has been limited to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Cover Page

1.   We note the description of the formulas to be used to determine the consideration to be paid to tendering security holders here and throughout the registration statement. Please revise your disclosure to provide the actual exchange ratios and a table illustrating how the exchange ratio would change given different Talbots'

stock prices. With respect to the second formula for the common stock exchange ratio, please confirm that you will (and how you will) disclose the exchange ratio once it is known. Also, clarify whether you intended to offer similar value to security holders who receive warrants and those who receive common stock. Finally, disclose the actual exercise price of the Talbot warrants.

Questions and Answers, page1

2.   We note that PWPA and the non-sponsor founders have agreed to tender all of their warrants (and, in the case of PWPA, those held by BNYH) in exchange for Talbots common stock, without being subject to proration to account for the stock and warrant caps. Please tell us how these agreements comply with the provisions of Rule 14d-10(a).

3.   We note that the tender offer is being conducted pursuant to an agreement between, among others, Talbots and BPW. Please provide us with your detailed legal analysis of why you believe BPW is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

Summary, page 5

4.   We note in the section captioned "Purpose of the Offer" that non-tendering warrant holders will have their warrants converted into warrants to purchase the number of shares of Talbots common stock that such holder would have received in the merger had the warrants been converted to BPW shares immediately prior to the completion of the merger. Please quantify the number of warrants such a holder would have received in this case and compare it with the consideration a holder could receive by participating in the tender offer instead.

5.   We refer to the last paragraph of the section captioned "Conditions that Must Be Satisfied . . . " (page 6). In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances (including action or inaction by Talbots) giving rise to such conditions . . . " implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

6.   We note in the last sentence of the same section that you state you may assert a condition "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure and all similar disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

7.   Please revise the disclosure in the first paragraph of page 8 (and all similar disclosure) to state that you will exchange the Talbot securities for BPW warrants promptly rather than "as soon as practicable . . ."

Selected Historical Financial Data of Talbots, page 11

8.   Please disclose the information required by Item 1010(c)(4) and (6) of Regulation M-A in the appropriate locations.

Cautionary Note Regarding Forward-Looking Statements, page 26

9.   We note your statement that you and BPW disclaim any obligation to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

Conditions of the Offer – Page 45

10.   Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

11.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder

should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Certain Relationships with BPW, page 51

12.   Please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Where You Can Find More Information, page 91

13.   While we recognize that any documents you files pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions